UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MPLX LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

5536V100

(CUSIP Number)

December 31, 2012

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 55336V100

1	NAMES OF REPORTING PERSONS Marathon Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,008,030 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,008,030 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,008,030 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 71.6% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Includes 17,056,515 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”). MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 36,951,515 Common Units and 36,951,515 Subordinated Units outstanding as of November 30, 2012, as reported in the Issuer’s most recent Form 10-Q filed on December 6, 2012.

SCHEDULE 13G

CUSIP No. 55336V100

1	NAMES OF REPORTING PERSONS MPC Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,008,030 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,008,030 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,008,030 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 71.6% (2)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes 17,056,515 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”). MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 36,951,515 Common Units and 36,951,515 Subordinated Units outstanding as of November 30, 2012, as reported in the Issuer’s most recent Form 10-Q filed on December 6, 2012.

SCHEDULE 13G

CUSIP No. 55336V100

1	NAMES OF REPORTING PERSONS MPLX Logistics Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54,008,030 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54,008,030 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,008,030 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 71.6% (2)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Includes 17,056,515 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”). MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 36,951,515 Common Units and 36,951,515 Subordinated Units outstanding as of November 30, 2012, as reported in the Issuer’s most recent Form 10-Q filed on December 6, 2012.

CUSIP No.: 55336V100	SCHEDULE 13G

ITEM 1.	(a)	Name of Issuer: MPLX LP

	(b)	Address of Issuer’s Principal Executive Offices:

200 E. Hardin Street Findlay, Ohio 45840

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Marathon Petroleum Corporation (“MPC”)

MPC Investment LLC (“MPC Investment”)

MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”)

ITEM 2.	(b)	Address or Principal Business Office:

Principal business office for MPC and MPC Investment: 539 S. Main Street Findlay, Ohio 45840 Principal business office for MPLX Logistics Holdings: 200 E. Hardin Street Findlay, Ohio 45840

ITEM 2.	(c)	Citizenship:

MPC—Delaware MPC Investment—Delaware MPLX Logistics Holdings—Delaware

ITEM 2.	(d)	Title of Class of Securities:

Common units representing limited partner interests and subordinated units representing limited partner interests in the Issuer

ITEM 2.	(e)	CUSIP Number: 55336V100

ITEM 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

CUSIP No.: 55336V100	SCHEDULE 13G

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	MPC		MPC Investment		MPLX Logistics Holdings
(a) Amount beneficially owned	54,008,030	(1)	54,008,030	(1)	54,008,030	(1)
(b) Percent of class:	71.6	%(2)	71.6	%(2)	71.6	%(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	54,008,030	(1)	54,008,030	(1)	54,008,030	(1)
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	54,008,030	(1)	54,008,030	(1)	54,008,030	(1)

(1)	Includes 17,056,515 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”). MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 36,951,515 Common Units and 36,951,515 Subordinated Units outstanding as of November 30, 2012, as reported in the Issuer’s most recent Form 10-Q filed on December 6, 2012.

ITEM 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐ Not Applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

ITEM 8.	Identification and Classification of Members of the Group: Not applicable.

ITEM 9.	Notice of Dissolution of Group: Not applicable.

ITEM 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

MARATHON PETROLEUM CORPORATION a Delaware corporation

By: /s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPC INVESTMENT LLC
a Delaware limited liability company

By: /s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPLX LOGISTICS HOLDINGS LLC
a Delaware limited liability company

By: /s/ Molly R. Benson
Molly R. Benson
Assistant Secretary

CUSIP No.: 55336V100	SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 11, 2013.

MARATHON PETROLEUM CORPORATION a Delaware corporation

By: /s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPC INVESTMENT LLC
a Delaware limited liability company

By: /s/ J. Michael Wilder
J. Michael Wilder
Vice President, General Counsel and Secretary

MPLX LOGISTICS HOLDINGS LLC
a Delaware limited liability company

By: /s/ Molly R. Benson
Molly R. Benson
Assistant Secretary